SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notifications by Scottish Power plc on Schedule 11, each dated October 1, 2004, of interests of directors and connected persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 1, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish Power plc

2. Name of director

Ian Russell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Ian Russell

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Ian Russell

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7. Number of shares / amount of stock acquired

36 shares

8. Percentage of issued class

0.00%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary 50p shares

12. Price per share

422p

13. Date of transaction

28 September 2004

14. Date company informed

30 September 2004

15. Total holding following this notification

127,839

16. Total percentage holding of issued class following this notification

0.0069%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Donald McPherson

01698 396413

25. Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 1 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish Power plc

2. Name of director

Charles Berry

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Charles Berry

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Charles Berry

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7. Number of shares / amount of stock acquired

36 shares

8. Percentage of issued class

0.00%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary 50p shares

12. Price per share

422p

13. Date of transaction

28 September 2004

14. Date company informed

30 September 2004

15. Total holding following this notification

41,271

16. Total percentage holding of issued class following this notification

0.0022%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Donald McPherson

01698 396413

25. Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 1 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish Power plc

2. Name of director

David Nish

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

David Nish

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

David Nish

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7. Number of shares / amount of stock acquired

36 shares

8. Percentage of issued class

0.00%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary 50p shares

12. Price per share

422p

13. Date of transaction

28 September 2004

14. Date company informed

30 September 2004

15. Total holding following this notification

14,730

16. Total percentage holding of issued class following this notification

0.0007%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Donald McPherson

01698 396413

25. Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 1 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Judi Johansen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Judi Johansen

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Judi Johansen

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividend paid on ADSs held in the PacifiCorp K Plus Employee Stock Ownership Plan

7) Number of shares/amount of stock acquired

11 Ordinary Shares (2.8223 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$7.81

13) Date of transaction

28 September 2004

14) Date company informed

30 September 2004

15) Total holding following this notification

95,371 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0051%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Donald McPherson

01698 396413

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 1 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Judi Johansen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Judi Johansen

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Judi Johansen

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic purchase of shares from contributions to the PacifiCorp Compensation Reduction Plan

7) Number of shares/amount of stock acquired

963 Ordinary Shares (240.8099 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$7.81

13) Date of transaction

28 September 2004

14) Date company informed

30 September 2004

15) Total holding following this notification

96,335 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0052%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Donald McPherson

01698 396413

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 1 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Nolan Karras

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Nolan Karras

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Nolan Karras

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic purchase of shares from contributions to the PacifiCorp Compensation Reduction Plan

7) Number of shares/amount of stock acquired

399 Ordinary Shares (99.9062 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$7.81

13) Date of transaction

28 September 2004

14) Date company informed

30 September 2004

15) Total holding following this notification

40,891 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0022%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Donald McPherson

01698 396413

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 1 October 2004